FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____                                                      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____                                           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____                                           No   X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Items

1.
Press Release dated January 22, 2013 entitled, "CN reports Q4-2012 net income of C$610 million, or C$1.41 per diluted share”

“Adjusted diluted EPS for full-year 2012 increased 16 per cent to C$5.61 (1)”

2.	Unaudited Interim Consolidated Financial Statements (U.S. GAAP)

Item 1

North America’s Railroad

NEWS RELEASE

CN reports Q4-2012 net income of C$610 million,
or C$1.41 per diluted share

Adjusted diluted EPS for full-year 2012 increased 16 per cent to C$5.61 (1)

Full-year 2012 volumes and earnings highest in Company history

MONTREAL, Jan. 22, 2013 — CN (TSX: CNR)(NYSE: CNI) today reported its financial and operating results for the fourth quarter and year ended Dec. 31, 2012.

Fourth-quarter and full-year 2012 financial highlights
•	Record fourth-quarter and full-year 2012 carloads, revenues and revenue ton-miles.
•	Fourth-quarter 2012 net income was C$610 million, or C$1.41 per diluted share, compared with net income of C$592 million or, C$1.32 per diluted share, for the year-earlier quarter.
•
Q4-2012 diluted earnings per share (EPS) of C$1.41 increased eight per cent over year-earlier adjusted diluted EPS of C$1.30 (adjusted net income of C$581 million), which excluded an income tax recovery. (1)

•	Full-year 2012 net income was C$2,680 million, or C$6.12 per diluted share, compared with net income of C$2,457 million, or C$5.41 per diluted share, for 2011.
•	Full-year 2012 adjusted diluted EPS increased 16 per cent to C$5.61, with adjusted 2012 net income of C$2,456 million versus adjusted net income of C$2,194 million in 2011. (1)
•	Q4-2012 operating income increased 10 per cent to C$922 million, while full-year 2012 operating income rose 12 per cent to C$3,685 million.
•	Fourth-quarter 2012 operating ratio improved by 1.1 points to 63.6 per cent; full-year 2012 operating ratio was 62.9 per cent, a 0.6-point improvement.
•	2012 free cash flow totalled C$1,006 million, after voluntary pension plan contributions of C$700 million, compared with free cash flow of C$1,175 million for 2011. (1)

Claude Mongeau, president and chief executive officer, said: “CN's team of railroaders delivered impressive fourth-quarter results on the strength of a seven per cent increase in revenues, capping a very strong 2012 performance.

“Thanks to our supply chain collaboration focus and solid execution, CN’s growth last year continued to outpace that of the overall economy, generating the highest volumes and earnings in Company history.

“In 2012, we experienced strong growth in commodities related to oil and gas, particularly crude oil, and saw continued market share gains in overseas and domestic intermodal. CN also benefited from strong coal and petroleum coke exports, increased wheat and soybean exports, as well as higher lumber and panels shipments to the United States.”

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. As such, the Company’s results are affected by exchange-rate fluctuations. On a constant currency basis that excludes the impact of fluctuations in foreign currency exchange rates, CN’s fourth-quarter 2012 net income would have been higher by C$11 million, or C$0.03 per diluted share, while its 2012 net income would have been lower by C$14 million, or C$0.03 per diluted share. (1)

Positive 2013 outlook, increased dividend (2)
Mongeau said: “For 2013, CN anticipates continued gradual improvement in the economy and further growth opportunities in intermodal, energy and other resource markets. Despite the challenge of an approximate C$150-million headwind related to increased pension expense and the impact of depreciation studies, CN is aiming for high single-digit growth in 2013 diluted earnings per share over adjusted diluted earnings per share of C$5.61 for 2012. CN also expects to generate 2013 free cash flow in the range of C$800 million to C$900 million, including a normalized, higher level of cash taxes. (1)

“Given CN’s strong balance sheet and its solid outlook for earnings and free cash flow generation, I am pleased to announce that the Company’s Board of Directors has approved a 15 per cent increase in CN’s 2013 quarterly common-share dividend.”

Fourth-quarter 2012 revenues, traffic volumes and expenses
Revenues for the fourth quarter of 2012 increased by seven per cent to C$2,534 million. Revenues increased for coal (15 per cent), petroleum and chemicals (13 per cent), grain and fertilizers (11 per cent), intermodal (seven per cent), and automotive (five per cent). Revenues declined for forest products (two per cent), and metals and minerals (one per cent).

Carloadings for the quarter rose three per cent to 1,270 thousand.

Revenue ton-miles, measuring the relative weight and distance of rail freight transported by CN, increased by eight per cent over the year-earlier quarter.

Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, declined by one per cent.

Total operating expenses increased by five per cent to C$1,612 million.

Full-year 2012 revenues, traffic volumes and expenses
2012 revenues increased 10 per cent to C$9,920 million, with all business units registering gains: petroleum and chemicals (15 per cent), coal (15 per cent), metals and minerals (13 per cent), intermodal (11 per cent), automotive (11 per cent), forest products (five per cent), and grain and fertilizers (four per cent).

The rise in total revenues was largely attributable to higher freight volumes, due in part to growth in North American and Asian economies, and the Company’s performance above market conditions in a number of segments, as well as increased volumes in the second quarter as a result of a labor disruption at a key competitor; freight rate increases; the impact of a higher fuel surcharge as a result of year-over-year increases in applicable fuel prices and higher volumes; and the positive translation impact of the weaker Canadian dollar on U.S. dollar-denominated revenues.

Carloadings for the year increased four per cent to 5,059 thousand.

Revenue ton-miles increased by seven per cent over 2011, while rail freight revenue per revenue ton-mile increased by three per cent.

Total operating expenses for 2012 increased by nine per cent to C$6,235 million, mainly due to higher labor and fringe benefits expense, increased purchased services and material expenses, as well as increased fuel costs.

Forward-Looking Statements
Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. To the extent that CN has provided guidance that are non-GAAP financial measures, the Company may not be able to provide a reconciliation to the GAAP measures, due to unknown variables and uncertainty related to future results. Key assumptions used in determining forward-looking information are set forth below.

Key assumptions
CN has made a number of economic and market assumptions in preparing its 2013 outlook. The Company is forecasting that North American industrial production for the year will increase by about 2.0 per cent. CN also expects U.S. housing starts to be in the range of 950,000 units and U.S. motor vehicles sales to be approximately 15 million units. In addition, CN is assuming that 2013/2014 grain crop production in both Canada and the U.S. will be in line with their respective five-year averages. With respect to the 2012/2013 crop, production in Canada was slightly above the five-year average while production in the U.S. was below the five-year average. With these assumptions, CN assumes carload growth of three to four per cent, along with continued pricing improvement above inflation. CN also assumes the Canadian-U.S. exchange rate to be around parity for 2013 and that the price of crude oil (West Texas Intermediate) for the year to be in the range of US$90-$100 per barrel. In 2013, CN plans to invest approximately C$1.9 billion in capital programs, of which more than C$1 billion will be targeted on track infrastructure to maintain a safe and fluid railway network. In addition, the Company will invest in projects to support a number of productivity and growth initiatives.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

1)	See discussion and reconciliation of non-GAAP adjusted performance-measures in the attached supplementary schedule, Non-GAAP Measures.
2)	See Forward-Looking statements for a summary of the key assumptions and risks regarding CN’s 2013 outlook.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Janet Drysdale
Director Communications and Public Affairs	Vice-President Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP) - unaudited
(In millions, except per share data)

Item 2
	Three months ended		Year ended
	December 31		December 31
	2012	2011	2012	2011

Revenues	$2,534	$2,377	$9,920	$9,028

Operating expenses
Labor and fringe benefits	463	511	1,952	1,812
Purchased services and material	340	295	1,248	1,120
Fuel	400	382	1,524	1,412
Depreciation and amortization	237	231	924	884
Equipment rents	64	63	249	228
Casualty and other	108	56	338	276
Total operating expenses	1,612	1,538	6,235	5,732

Operating income	922	839	3,685	3,296

Interest expense	(86)	(85)	(342)	(341)

Other income (loss)	(5)	21	315	401

Income before income taxes	831	775	3,658	3,356

Income tax expense	(221)	(183)	(978)	(899)
Net income	$610	$592	$2,680	$2,457

Earnings per share
Basic	$1.42	$1.33	$6.15	$5.45
Diluted	$1.41	$1.32	$6.12	$5.41

Weighted-average number of shares
Basic	430.3	444.3	435.6	451.1
Diluted	432.0	447.3	437.7	454.4

These unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company's (the Company) financial position as at December 31, 2012 and December 31, 2011, and its results of operations, comprehensive income, changes in shareholders' equity and cash flows for the three months and years ended December 31, 2012 and 2011. These consolidated financial statements have been prepared using accounting policies consistent with those used in preparing the Company's 2012 Annual Consolidated Financial Statements and should be read in conjunction with such statements, notes thereto and Management's Discussion and Analysis (MD&A).

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (U.S. GAAP) - unaudited
(In millions)

	Three months ended December 31		Year ended December 31
	2012	2011	2012	2011

Net income	$610	$592	$2,680	$2,457

Other comprehensive income (loss)
Foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	71	(185)	(128)	130
Translation of US dollar-denominated long-term debt designated
as a hedge of the net investment in U.S. subsidiaries	(66)	180	123	(122)

Pension and other postretirement benefit plans
Net actuarial loss arising during the year	(660)	(1,541)	(660)	(1,541)
Prior service cost arising during the year	(6)	(28)	(6)	(28)
Amortization of net actuarial loss included in net periodic
benefit cost (income)	27	2	119	8
Amortization of prior service cost included in net periodic
benefit cost (income)	2	2	7	4

Derivative instruments	-	(1)	-	(2)
Other comprehensive loss before income taxes	(632)	(1,571)	(545)	(1,551)
Income tax recovery	178	379	127	421
Other comprehensive loss	(454)	(1,192)	(418)	(1,130)
Comprehensive income (loss)	$156	$(600)	$2,262	$1,327

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP) - unaudited
(In millions)

	December 31	December 31
	2012	2011

Assets

Current assets:
Cash and cash equivalents	$155	$101
Restricted cash and cash equivalents	521	499
Accounts receivable	831	820
Material and supplies	230	201
Deferred and receivable income taxes	43	122
Other	89	105
Total current assets	1,869	1,848

Properties	24,541	23,917
Intangible and other assets	249	261
Total assets	$26,659	$26,026

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable and other	$1,626	$1,580
Current portion of long-term debt	577	135
Total current liabilities	2,203	1,715

Deferred income taxes	5,555	5,333
Pension and other postretirement benefits, net of current portion	784	1,095
Other liabilities and deferred credits	776	762
Long-term debt	6,323	6,441

Shareholders’ equity:
Common shares	4,108	4,141
Accumulated other comprehensive loss	(3,257)	(2,839)
Retained earnings	10,167	9,378
Total shareholders’ equity	11,018	10,680
Total liabilities and shareholders’ equity	$26,659	$26,026

These unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. GAAP, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the Company’s financial position as at December 31, 2012 and December 31, 2011, and its results of operations, comprehensive income, changes in shareholders’ equity and cash flows for the three months and years ended December 31, 2012 and 2011. These consolidated financial statements have been prepared using accounting policies consistent with those used in preparing the Company’s 2012 Annual Consolidated Financial Statements and should be read in conjunction with such statements, notes thereto and MD&A.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP) - unaudited
(In millions)

	Three months ended		Year ended
	December 31		December 31
	2012	2011	2012	2011

Common shares (1)
Balance, beginning of period	$4,120	$4,149	$4,141	$4,252
Stock options exercised and other	23	24	128	74
Share repurchase programs	(35)	(32)	(161)	(185)
Balance, end of period	$4,108	$4,141	$4,108	$4,141

Accumulated other comprehensive loss
Balance, beginning of period	$(2,803)	$(1,647)	$(2,839)	$(1,709)
Other comprehensive loss	(454)	(1,192)	(418)	(1,130)
Balance, end of period	$(3,257)	$(2,839)	$(3,257)	$(2,839)

Retained earnings
Balance, beginning of period	$9,988	$9,154	$9,378	$8,741
Net income	610	592	2,680	2,457
Share repurchase programs	(270)	(224)	(1,239)	(1,235)
Dividends	(161)	(144)	(652)	(585)
Balance, end of period	$10,167	$9,378	$10,167	$9,378

(1)
During the three months and year ended December 31, 2012, the Company issued 0.5 million and 3.2 million common shares, respectively, as a result of stock options exercised and repurchased 3.6 million and 16.9 million common shares, respectively, under its share repurchase programs. At December 31, 2012, the Company had 428.4 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP) - unaudited
(In millions)

	Three months ended		Year ended
	December 31		December 31
	2012	2011	2012	2011

Operating activities
Net income	$610	$592	$2,680	$2,457
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	237	231	924	884
Deferred income taxes	120	204	451	531
Gain on disposal of property	-	-	(281)	(348)
Changes in operating assets and liabilities:
Accounts receivable	17	(34)	(20)	(51)
Material and supplies	43	70	(30)	11
Accounts payable and other	(11)	(68)	129	34
Other current assets	(7)	(11)	(13)	(2)
Pensions and other, net	(285)	(393)	(780)	(540)
Net cash provided by operating activities	724	591	3,060	2,976

Investing activities
Property additions	(610)	(613)	(1,731)	(1,625)
Disposal of property	-	-	311	369
Change in restricted cash and cash equivalents	(3)	(10)	(22)	(499)
Other, net	16	4	21	26
Net cash used in investing activities	(597)	(619)	(1,421)	(1,729)

Financing activities
Issuance of debt	493	1,165	2,354	1,361
Repayment of debt	(195)	(858)	(2,001)	(1,083)
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	20	21	117	77
Repurchase of common shares	(305)	(256)	(1,400)	(1,420)
Dividends paid	(161)	(144)	(652)	(585)
Net cash used in financing activities	(148)	(72)	(1,582)	(1,650)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	1	9	(3)	14
Net increase (decrease) in cash and cash equivalents	(20)	(91)	54	(389)
Cash and cash equivalents, beginning of period	175	192	101	490
Cash and cash equivalents, end of period	$155	$101	$155	$101

Supplemental cash flow information
Net cash receipts from customers and other	$2,481	$2,336	$9,877	$8,995
Net cash payments for:
Employee services, suppliers and other expenses	(1,239)	(1,092)	(5,241)	(4,643)
Interest	(89)	(80)	(364)	(329)
Personal injury and other claims	(22)	(49)	(79)	(97)
Pensions	(257)	(365)	(844)	(468)
Income taxes	(150)	(159)	(289)	(482)
Net cash provided by operating activities	$724	$591	$3,060	$2,976

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP) - unaudited

	Three months ended		Year ended
	December 31		December 31
	2012	2011	2012	2011

Statistical operating data

Rail freight revenues ($ millions)	2,280	2,132	8,938	8,111
Gross ton miles (GTM) (millions)	97,873	92,128	383,754	357,927
Revenue ton miles (RTM) (millions)	52,124	48,156	201,496	187,753
Carloads (thousands)	1,270	1,232	5,059	4,873
Route miles (includes Canada and the U.S.) (1)	20,100	20,000	20,100	20,000
Employees (end of period)	23,430	23,339	23,430	23,339
Employees (average for the period)	23,532	23,433	23,466	23,079

Productivity

Operating ratio (%)	63.6	64.7	62.9	63.5
Rail freight revenue per RTM (cents)	4.37	4.43	4.44	4.32
Rail freight revenue per carload ($)	1,795	1,731	1,767	1,664
Operating expenses per GTM (cents)	1.65	1.67	1.62	1.60
Labor and fringe benefits expense per GTM (cents)	0.47	0.55	0.51	0.51
GTMs per average number of employees (thousands)	4,159	3,932	16,354	15,509
Diesel fuel consumed (US gallons in millions)	99.9	94.3	388.7	367.7
Average fuel price ($/US gallon)	3.53	3.55	3.47	3.39
GTMs per US gallon of fuel consumed	980	977	987	973

Safety indicators

Injury frequency rate per 200,000 person hours (2)	1.34	1.32	1.31	1.55
Accident rate per million train miles (2)	1.77	1.96	2.10	2.25

Financial ratio

Debt-to-total capitalization ratio (% at end of period) (3)	38.5	38.1	38.5	38.1
(1) Rounded to the nearest hundred miles.
(2) Based on Federal Railroad Administration (FRA) reporting criteria.
(3) Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt, divided by the sum of total debt plus total shareholders’ equity.

Certain of the 2011 comparative figures have been restated to conform with the 2012 presentation. Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP) - unaudited

	Three months ended December 31				Year ended December 31

	2012	2011	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2012	2011	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)

Revenues (millions of dollars)
Petroleum and chemicals	427	377	13%	16%	1,640	1,420	15%	15%
Metals and minerals	274	278	(1%)	1%	1,133	1,006	13%	12%
Forest products	323	329	(2%)	-	1,331	1,270	5%	4%
Coal	171	149	15%	17%	712	618	15%	15%
Grain and fertilizers	459	413	11%	13%	1,590	1,523	4%	4%
Intermodal	498	464	7%	8%	1,994	1,790	11%	11%
Automotive	128	122	5%	7%	538	484	11%	10%
Total rail freight revenues	2,280	2,132	7%	9%	8,938	8,111	10%	10%
Other revenues	254	245	4%	5%	982	917	7%	6%
Total revenues	2,534	2,377	7%	8%	9,920	9,028	10%	9%

Revenue ton miles (millions)
Petroleum and chemicals	10,154	8,532	19%	19%	37,449	32,962	14%	14%
Metals and minerals	5,000	5,119	(2%)	(2%)	20,236	18,899	7%	7%
Forest products	7,141	7,345	(3%)	(3%)	29,674	29,336	1%	1%
Coal	5,754	4,685	23%	23%	23,570	19,980	18%	18%
Grain and fertilizers	12,826	11,900	8%	8%	45,417	45,468	-	-
Intermodal	10,614	9,950	7%	7%	42,396	38,563	10%	10%
Automotive	635	625	2%	2%	2,754	2,545	8%	8%
	52,124	48,156	8%	8%	201,496	187,753	7%	7%
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	4.37	4.43	(1%)	-	4.44	4.32	3%	2%
Commodity groups:
Petroleum and chemicals	4.21	4.42	(5%)	(3%)	4.38	4.31	2%	1%
Metals and minerals	5.48	5.43	1%	3%	5.60	5.32	5%	4%
Forest products	4.52	4.48	1%	3%	4.49	4.33	4%	3%
Coal	2.97	3.18	(7%)	(5%)	3.02	3.09	(2%)	(3%)
Grain and fertilizers	3.58	3.47	3%	5%	3.50	3.35	4%	4%
Intermodal	4.69	4.66	1%	2%	4.70	4.64	1%	1%
Automotive	20.16	19.52	3%	6%	19.54	19.02	3%	2%

Carloads (thousands)
Petroleum and chemicals	150	139	8%	8%	594	560	6%	6%
Metals and minerals	246	261	(6%)	(6%)	1,024	1,013	1%	1%
Forest products	109	109	-	-	445	443	-	-
Coal	103	110	(6%)	(6%)	435	464	(6%)	(6%)
Grain and fertilizers	171	152	13%	13%	597	592	1%	1%
Intermodal	437	408	7%	7%	1,742	1,584	10%	10%
Automotive	54	53	2%	2%	222	217	2%	2%
	1,270	1,232	3%	3%	5,059	4,873	4%	4%
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,795	1,731	4%	6%	1,767	1,664	6%	6%
Commodity groups:
Petroleum and chemicals	2,847	2,712	5%	7%	2,761	2,536	9%	8%
Metals and minerals	1,114	1,065	5%	7%	1,106	993	11%	10%
Forest products	2,963	3,018	(2%)	-	2,991	2,867	4%	4%
Coal	1,660	1,355	23%	25%	1,637	1,332	23%	22%
Grain and fertilizers	2,684	2,717	(1%)	1%	2,663	2,573	3%	3%
Intermodal	1,140	1,137	-	1%	1,145	1,130	1%	1%
Automotive	2,370	2,302	3%	5%	2,423	2,230	9%	8%

(1) See supplementary schedule entitled Non-GAAP Measures for an explanation of this Non-GAAP measure.

Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Adjusted performance measures

For the three months and year ended December 31, 2012, the Company reported adjusted net income of $610 million, or $1.41 per diluted share and $2,456 million, or $5.61 per diluted share, respectively. The adjusted figures for the year ended December 31, 2012 exclude a gain on disposal of a segment of the Bala and a segment of the Oakville subdivisions, together with the rail fixtures and certain passenger agreements, of $281 million, or $252 million after-tax ($0.57 per diluted share); and a net income tax expense of $28 million ($0.06 per diluted share) consisting of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment.
For the three months and year ended December 31, 2011, the Company reported adjusted net income of $581 million, or $1.30 per diluted share and $2,194 million, or $4.84 per diluted share, respectively. The adjusted figures for the three months and year ended December 31, 2011 exclude an income tax recovery of $11 million ($0.02 per diluted share) relating to certain fuel costs attributed to various wholly owned subsidiaries in prior periods. The adjusted figures for the year ended December 31, 2011 also exclude a net income tax expense of $40 million ($0.08 per diluted share) resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions; a gain on disposal of a segment of the Company’s Kingston subdivision, together with the rail fixtures and certain passenger agreements, of $288 million, or $254 million after-tax ($0.55 per diluted share); and a gain on disposal of substantially all of the assets of IC RailMarine Terminal Company of $60 million, or $38 million after-tax ($0.08 per diluted share).
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2012 Annual Consolidated Financial Statements, Notes thereto and Management’s Discussion and Analysis (MD&A). The following tables provide a reconciliation of net income and earnings per share, as reported for the three months and year ended December 31, 2012 and 2011, to the adjusted performance measures presented herein.

	Three months ended			Year ended
	December 31, 2012			December 31, 2012

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$2,534	$-	$2,534	$9,920	$-	$9,920
Operating expenses	1,612	-	1,612	6,235	-	6,235
Operating income	922	-	922	3,685	-	3,685
Interest expense	(86)	-	(86)	(342)	-	(342)
Other income (loss)	(5)	-	(5)	315	(281)	34
Income before income taxes	831	-	831	3,658	(281)	3,377
Income tax expense	(221)	-	(221)	(978)	57	(921)
Net income	$610	$-	$610	$2,680	$(224)	$2,456
Operating ratio	63.6%		63.6%	62.9%		62.9%
Effective tax rate	26.6%		26.6%	26.7%		27.3%
Basic earnings per share	$1.42	$-	$1.42	$6.15	$(0.51)	$5.64
Diluted earnings per share	$1.41	$-	$1.41	$6.12	$(0.51)	$5.61

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

	Three months ended			Year ended
	December 31, 2011			December 31, 2011

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$2,377	$-	$2,377	$9,028	$-	$9,028
Operating expenses	1,538	-	1,538	5,732	-	5,732
Operating income	839	-	839	3,296	-	3,296
Interest expense	(85)	-	(85)	(341)	-	(341)
Other income	21	-	21	401	(348)	53
Income before income taxes	775	-	775	3,356	(348)	3,008
Income tax expense	(183)	(11)	(194)	(899)	85	(814)
Net income	$592	$(11)	$581	$2,457	$(263)	$2,194
Operating ratio	64.7%		64.7%	63.5%		63.5%
Effective tax rate	23.6%		25.0%	26.8%		27.1%
Basic earnings per share	$1.33	$(0.02)	$1.31	$5.45	$(0.57)	$4.88
Diluted earnings per share	$1.32	$(0.02)	$1.30	$5.41	$(0.57)	$4.84

Constant currency

Although CN conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange-rate fluctuations.
Financial results at “constant currency” allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $0.99 and $1.00 per US$1.00, respectively, for the three months and year ended December 31, 2012, and $1.02 and $0.99 per US$1.00, respectively, for the three months and year ended December 31, 2011.
On a constant currency basis, the Company’s 2012 fourth quarter net income would have been higher by $11 million, or $0.03 per diluted share, and the 2012 twelve-month net income would have been lower by $14 million, or $0.03 per diluted share, respectively. The following table presents a reconciliation of 2012 net income as reported to net income on a constant currency basis:

	Three months ended	Year ended
In millions	December 31, 2012	December 31, 2012

Net income, as reported	$610	$2,680

Add back:
Negative (positive) impact due to the strengthening (weakening) Canadian dollar included in net income	9	(11)
Add:
Increase (decrease) due to the strengthening (weakening) Canadian dollar on additional year-over-year US$ net income	2	(3)
Impact of foreign exchange using constant currency rates	11	(14)
Net income, on a constant currency basis	$621	$2,666

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Free cash flow

The Company utilized $30 million and generated $1,006 million of free cash flow for the three months and year ended December 31, 2012, respectively, compared to utilized $153 million and generated $1,175 million for the same periods in 2011, respectively. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as the sum of net cash provided by operating activities, adjusted for changes in cash and cash equivalents resulting from foreign exchange fluctuations; and net cash used in investing activities, adjusted for changes in restricted cash and cash equivalents, if any, the impact of major acquisitions, if any; and the payment of dividends, calculated as follows:

	Three months ended		Year ended
	December 31		December 31
In millions	2012	2011	2012	2011

Net cash provided by operating activities	$724	$591	$3,060	$2,976
Net cash used in investing activities	(597)	(619)	(1,421)	(1,729)
Net cash provided (utilized) before financing activities	127	(28)	1,639	1,247

Adjustments:
Dividends paid	(161)	(144)	(652)	(585)
Change in restricted cash and cash equivalents	3	10	22	499
Effect of foreign exchange fluctuations on US dollar-denominated
cash and cash equivalents	1	9	(3)	14
Free cash flow	$(30)	$(153)	$1,006	$1,175

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: January 22, 2013	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel